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                                    BY-LAW 1




                       A by-law relating generally to the

                   transaction of the business and affairs of

                            KINROSS GOLD CORPORATION




                                    CONTENTS


                                                                        Page No.
                                                                        --------

Article One          Interpretation                                        1

Article Two          Meetings of Shareholders                              2

Article Three        Directors                                             5

Article Four         Officers and Employees                                8

Article Five         Conduct of Directors and Officers and Indemnity       9

Article Six          Miscellaneous                                         10

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                                    BY-LAW 1
                                    --------


                           ARTICLE ONE INTERPRETATION

1.1. DEFINITIONS: In this by-law and all other by-laws of the Corporation, unless the context otherwise requires:

        (a) "Act" means the Business Corporations Act (Ontario) or any successor statute, as amended from time to time, and includes the regulations thereunder;

        (b)     "Corporation" means Kinross Gold Corporation;

        (c) "holiday" means Sunday and any other day that is a holiday as defined in the Interpretation Act (Ontario) or any successor statute, as amended from time to time;

        (d) "person" includes an individual, body corporate, sole proprietorship, partnership or syndicate, an unincorporated association or organization, a joint venture, trust or employee benefit plan, a government or any agency or political subdivision thereof, and a person acting as trustee, executor, administrator or other legal representative;

        (e) "recorded address" means, with respect to a single shareholder, his latest address as recorded in the securities register of the Corporation; with respect to joint shareholders, the first address appearing in the securities register in respect of their joint holding; and with respect to any other person, but subject to the Act, his latest address as recorded in the records of the Corporation or otherwise known to the Secretary;

        (f) subject to the foregoing, words and expressions that are defined in the Act have the same meanings when used in the by-laws; and

        (g) words importing the singular include the plural and vice-versa, words importing any gender include the masculine, feminine and neuter genders, and headings are for convenience of reference only and shall not affect the interpretation of the by-laws.

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                                   ARTICLE TWO

                            MEETINGS OF SHAREHOLDERS

2.1. ANNUAL MEETING: The annual meeting of the shareholders shall be held on such day and at such time as the board may, subject to the Act, determine from time to time, for the purpose of transacting such business as is properly brought before the meeting.

2.2. SPECIAL MEETING: From time to time the board may call a special meeting of the shareholders to be held on such day and at such time as the board may determine. Any special meeting of shareholders may be combined with an annual meeting.

2.3. PLACE OF MEETINGS: Meetings of shareholders shall be held at such place within Canada as the board may determine from time to time.

2.4. RECORD DATE: The board may fix in advance a record date, preceding the date of any meeting of shareholders by not more than 50 clear days nor less than 21 clear days, for the determination of the shareholders entitled to notice of the meeting, and where no such record date for notice is fixed by the board, the record date for notice shall be the close of business on the day immediately preceding the day on which notice is given. Notice of any such record date fixed by the board shall be given in the manner required by the Act.

2.5. SHAREHOLDER LIST: For each meeting of shareholders the Secretary shall cause to be prepared an alphabetical list of shareholders entitled to receive notice of the meeting showing the number of shares entitled to be voted at the meeting and held by each such shareholder. The list shall be prepared (i) if a record date for such notice is fixed by the board, not later than 10 clear days thereafter, or (ii) if no such record date is fixed by the board, at the close of business on the day immediately preceding the day on which notice of the meeting is given.

2.6. NOTICE: Notice in writing of the time, place and purpose for holding each meeting of shareholders shall be sent not less than 21 clear days nor more than 50 clear days before the date on which the meeting is to be held, to each director, the auditor of the Corporation and each person who on the record date for notice appears in the securities register of the Corporation as the holder of one or more shares carrying the right to vote at the meeting or as the holder of one or more shares the holders of which are otherwise entitled to receive notice of the meeting. Notice of a meeting of shareholders shall state or be accompanied by the text of any special resolution or by-law to be submitted to the meeting and a statement in accordance with the Act of the nature of all special business to be transacted at the meeting. Reference is made to sections
6.07 to 6.12.

2.7. PROXY AND MANAGEMENT INFORMATION CIRCULAR: The Secretary shall, concurrently with sending notice of a meeting of shareholders, (i) send a form of proxy and management information circular in accordance with the Act to each shareholder who is entitled to receive notice of and appears entitled to vote at the meeting, (ii) send such management information circular to any other shareholder who is entitled to receive notice of the


                                       2.
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meeting, to any director who is not a shareholder entitled thereto and to the auditor, and (iii) file with the Ontario Securities Commission and any other agencies entitled thereto a copy of all documents sent in connection with the meeting.

2.8. FINANCIAL STATEMENTS: Not less than 21 clear days before each annual meeting of shareholders the Secretary shall send to each shareholder a copy of the annual financial statements of the Corporation and the auditor's report thereon. The Secretary shall also file a copy of the financial statements of the Corporation with the Ontario Securities Commission and any other agencies entitled thereto, as and when required.

2.9. PERSONS ENTITLED TO BE PRESENT: The only persons entitled to attend a meeting of shareholders shall be those persons entitled to notice thereof and others who although not entitled to notice are entitled or required under any provision of the Act or the by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

2.10. CHAIRMAN. SECRETARY AND SCRUTINEER: The Chairman of the Board or in his absence the Vice-Chairman of the Board or in his absence the President or in their absence a person designated by the board shall be chairman of any meeting of shareholders. If no such person is present within 15 minutes after the time appointed for the holding of the meeting, the persons present and entitled to vote shall choose one of their number to be chairman. If the Secretary is absent, the chairman shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. One or more scrutineers, who need not be shareholders, may be appointed by the chairman or by a resolution of the shareholders.

2.11. QUORUM: The quorum for the transaction of business at any meeting of shareholders shall be two persons present at the opening of the meeting who are entitled to vote not less than 5% of the shares entitled to be voted at the meeting. If a quorum is not present within such reasonable time after the time appointed for the holding of the meeting as the persons present and entitled to vote may determine, they may adjourn the meeting to a fixed time and place at which the quorum for the transaction of business shall be two persons present and entitled to vote.

2.12. PERSONS ENTITLED TO VOTE: Without prejudice to any other right to vote, every shareholder recorded on the shareholder list prepared in accordance with section 2.05 is entitled, at the meeting to which the list relates, to vote the shares shown thereon opposite his name, except to the extent that the shareholder transfers ownership of any such shares after the record date for notice of the meeting and the transferee establishes that he owns the shares and requests not later than five clear days before the meeting that his name be included in the list, in which case the transferee is entitled to vote such shares at the meeting. However, where two or more persons hold the same shares jointly, any one of them may in the absence of the others vote in respect of such shares but if more than one of such persons are present or represented and vote, they shall vote together as one on the shares jointly held by them or not at all.


                                       3.
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2.13.   PROXIES: Every shareholder, including a shareholder that is a body corporate, entitled to vote at a meeting of shareholders may by means of a proxy appoint a proxyholder or alternate proxyholders, who need not be shareholders, as his nominee to attend and act at the meeting in the manner, to the extent and with the authority conferred by the proxy. The board may specify in the notice calling a meeting of shareholders a time, not exceeding 48 hours (excluding Saturdays and holidays) preceding the meeting or any adjournment thereof, before which proxies must be deposited with the Corporation or its agent. A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or, where no such time is specified in such notice, if it has been received by the Secretary of the Corporation or the chairman of the meeting or any adjournment thereof before the time of voting. A proxy ceases to be valid one year from its date.

2.14. VOTING: At each meeting of shareholders every question proposed for consideration by the shareholders shall be decided by a majority of the votes duly cast thereon, unless otherwise required by the articles or by-laws of the Corporation or by law. In case of an equality of votes the chairman of the meeting shall be entitled to a casting vote.

2.15. SHOW OF HANDS: At each meeting of shareholders voting shall be by show of hands unless a ballot is required or demanded as hereinafter provided. Upon a show of hands every person present and entitled to vote on the show of hands shall have one vote. Whenever a vote by show of hands has been taken upon a question, unless a ballot thereon be so required or demanded and such requirement or demand is not withdrawn, a declaration by the chairman of the meeting that the vote upon the question was carried or carried by a particular majority or not carried or not carried by a particular majority, and an entry to that effect in the minutes of the meeting, shall be prima facie evidence of the result of the vote without proof of the number or proportion of votes cast for or against.

2.16. BALLOTS: On any question proposed for consideration at a meeting of shareholders a ballot may be required by the chairman or demanded by any person present and entitled to vote, either before or after any vote by show of hands. If a ballot is so required or demanded and such requirement or demand is not withdrawn, a poll upon the question shall be taken in such manner as the chairman of the meeting shall direct. Subject to the articles, upon a ballot each person present shall be entitled to one vote in respect of each share which he is entitled to vote at the meeting on the question.

                                  ARTICLE THREE

                                   DIRECTORS

3.1. POWERS OF THE BOARD OF DIRECTORS: The board of directors shall supervise the management of the business and affairs of the Corporation.


                                       4.
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3.2.    QUALIFICATIONS: A majority of the directors shall be resident Canadians, at least one- third of the directors shall not be officers or employees of the Corporation or of any affiliate of the Corporation, and no person may be a director who is disqualified under the Act.

3.3. NUMBER AND QUORUM OF DIRECTORS: The shareholders shall by special resolution determine from time to time or authorize the board to so determine the number of directors, including the number to be elected at the annual meeting, within the minimum and maximum number of directors from time to time provided for in the articles. The number of directors required from time to time to constitute a quorum for the transaction of business at a meeting of the board shall be 50% of the number of directors so determined at that time (or, if that is a fraction, the next larger whole number of directors). However, in no case shall the quorum be less than 40% of the minimum number of directors then provided for in the articles. Reference is made to section 3.10.

3.4. ELECTION AND TERM: Directors shall be elected to hold office for a term or terms respectively expiring at the close of the first, second or third annual meeting of shareholders following their election or when their successors are duly elected.

3.5. VACANCIES: Notwithstanding vacancies but subject to the Act, the remaining directors may exercise all the powers of the board as long as a quorum of the board remains in office. Vacancies in the board may be filled in accordance with the Act.

3.6. CALLING MEETINGS: Meetings of the board shall be held from time to time at such places within or outside Ontario (or by such communication facilities as are permitted by the Act) on such days and at such times as any two directors or the Chief Executive Officer or any other officer designated by the board may determine. In any financial year of the Corporation a majority of the meetings of the board may be held within or outside Canada.

3.7. NOTICE: Notice of the time and of the place or manner of participation for every meeting of the board shall be sent to each director not less than 48 hours (excluding Saturdays and holidays) if the meeting is held in Ontario, or 96 hours (excluding Saturdays and holidays) otherwise, before the time of the meeting. Reference is made to sections 6.07 to 6.12.

3.8. FIRST MEETING OF NEW BOARD: Each newly constituted board may hold its first meeting without notice on the same day that such board was formed.

3.9. REGULAR MEETINGS: The board may appoint a day or days in any months for regular meetings of the board to be held at a place or by communications facilities and at an hour to be named. A copy of any resolution of the board fixing the time and place or manner of participation for such regular meetings shall be sent to each director forthwith after being passed and to each director elected or appointed thereafter, but no other notice shall be required for any such regular meeting.

3.10. CANADIAN MAJORITY: No business other than the filling of a vacancy on the board shall be transacted at a meeting of the board unless a majority of the directors present are


                                       5.
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resident Canadians, except where a resident Canadian director who is unable to be present approves in writing or by telephone or other communication facilities the business transacted at the meeting and a majority of resident Canadian directors would have been present had that director been present at the meeting.

3.11. CHAIRMAN: The Chairman of the Board or in his absence the Vice-Chairman of the Board or in his absence the President or in their absence a director designated by the board or in his absence a director designated by the meeting shall be chairman of any meeting of the board.

3.12. VOTING: At all meetings of the board every question shall be decided by a majority of the votes cast on the question. In case of an equality of votes the chairman of the meeting shall be entitled to a casting vote.

3.13. SIGNED RESOLUTIONS: When there is a quorum of directors in office, a resolution in writing signed by all the directors entitled to vote thereon at a meeting of the board or any committee thereof is as valid as if passed at such meeting. Any such resolution may be signed in counterparts and if signed as of any date shall be deemed to have been passed on such date.

3.14. REMUNERATION: Directors may be paid such remuneration for acting as directors and such sums in respect of their out-of-pocket expenses incurred in performing their duties as the board may determine from time to time. Any remuneration or expenses so payable shall be in addition to any other amount payable to any director acting in another capacity.

3.15. COMMITTEES: The board shall establish an audit committee and from time to time may establish other committees of directors. The board may appoint and remove the members of each committee subject to the requirements of the Act. Each committee shall have those powers and duties lawfully delegated to it by the board or provided by the Act. Unless otherwise determined by the board, each committee may fix its quorum, elect its chairman and adopt rules to regulate its procedure. Subject to the foregoing, the procedure of each committee shall be governed by the provisions of this by-law which govern proceedings of the board so far as the same can apply except that a meeting of a committee may be called by any member thereof (or by any member or the auditor, in the case of the audit committee), notice of any such meeting shall be given to each member of the committee (or each member and the auditor, in the case of the audit committee) and the meeting shall be chaired by the chairman of the committee or, in his absence, some other member of the committee. The Secretary shall be the secretary of each committee. Each committee shall keep records of its proceedings and transactions and shall report all such proceedings and transactions to the board in a timely manner.


                                       6.
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                                  ARTICLE FOUR

                             OFFICERS AND EMPLOYEES

4.1. APPOINTMENT OF OFFICERS: From time to time the board may appoint a Chairman of the Board, a Vice-Chairman of the Board, a President, an Executive Vice-President, one or more Senior Vice-Presidents and Vice-Presidents, a Treasurer, a Secretary, a Controller and such other officers as the board may determine (including one or more assistants to any of the officers so appointed), may designate one officer as Chief Executive Officer of the Corporation and one officer as Chief Financial Officer of the Corporation and may revoke any such designation. One person may hold more than one office. Except for the Chairman of the Board and the Vice-Chairman of the Board, the officers so appointed need not be directors.

4.2. APPOINTMENT OF NON-OFFICERS: The board may also appoint other persons to serve the Corporation in such other positions and with such titles, powers and duties as the board may determine from time to time.

4.3. TERMS OF EMPLOYMENT: The board may settle from time to time the terms of employment of the officers and other persons appointed by it and may remove at its pleasure any such person without prejudice to his rights, if any, to compensation under any employment contract.

4.4. POWERS AND DUTIES OF OFFICERS: The board may from time to time specify the duties of each officer, delegate to him powers to manage any business or affairs of the Corporation (including the power to sub-delegate) and change such duties and powers, all insofar as not prohibited by the Act. To the extent not otherwise so specified or delegated, and subject to the Act, the duties and powers of the officers of the Corporation shall be those usually pertaining to their respective offices.

4.5. INCENTIVE PLANS: For the purposes of enabling key officers and employees of the Corporation and its affiliates to participate in the growth of the Corporation and of providing effective incentives to such officers and employees, the board may establish such plans (including stock option plans and stock purchase plans) and make such rules and regulations with respect thereto, and such changes in such plans, rules and regulations, as the board may deem advisable from time to time. From time to time the board may designate the key officers and employees entitled to participate in any such plan. For the purposes of any such plan the Corporation may provide such financial assistance by means of loan, guarantee or otherwise to key officers and employees as is permitted by the Act.


                                       7.
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                                  ARTICLE FIVE

                 CONDUCT OF DIRECTORS AND OFFICERS AND INDEMNITY

5.1. STANDARD OF CARE: Every director and officer of the Corporation in exercising his powers and discharging his duties shall act honestly and in good faith with a view to the best interests of the Corporation and shall exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

5.2. DISCLOSURE OF INTEREST: A director or officer who now or in future is a party to, or is a director or officer of or has a material interest in another person who is a party to, any existing or proposed material contract or transaction with the Corporation shall in accordance with the Act disclose in writing to the Corporation or request to have entered in the minutes of meetings of the board the nature and extent of his interest. Except as permitted by the Act a director so interested shall not vote on any resolution to approve such contract or transaction. A general notice to the board by a director or officer that he is a director or officer of or has a material interest in a person and is to be regarded as interested in any contract made or transaction entered into with that person is a sufficient disclosure of interest in relation to any contract or transaction so made or entered into.

5.3. INDEMNITY: Every person who at any time is or has been a director or officer of the Corporation or who at any time acts or has acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and the heirs and legal representatives of every such person, shall at all times be indemnified by the Corporation in every circumstance where the Act so permits or requires. In addition and without prejudice to the foregoing and subject to the limitations in the Act regarding indemnities in respect of derivative actions, every person who at any time is or has been a director or officer of the Corporation or properly incurs or has properly incurred any liability on behalf of the Corporation or who at any time acts or has acted at the Corporation's request (in respect of the Corporation or any other person), and his heirs and legal representatives, shall at all times be indemnified by the Corporation against all costs, charges and expenses, including an amount paid to settle an action or satisfy a fine or judgment, reasonably incurred by him in respect of or in connection with any civil, criminal or administrative action, proceeding or investigation (apprehended, threatened, pending, under way or completed) to which he is or may be made a party or in which he is or may become otherwise involved by reason of being or having been such a director or officer or by reason of so incurring or having so incurred such liability or by reason of so acting or having so acted (or by reason of anything alleged to have been done, omitted or acquiesced in by him in any such capacity or otherwise in respect of any of the foregoing), and all appeals therefrom, if:

        (a) he acted honestly and in good faith with a view to the best interests of the Corporation; and


                                       8.
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        (b)     in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing his conduct was lawful.

Nothing in this section shall affect any other right to indemnity to which any person may be or become entitled by contract or otherwise, and no settlement or plea of guilty in any action or proceeding shall alone constitute evidence that a person did not meet a condition set out in clause (a) or (b) of this section or any corresponding condition in the Act. From time to time the board may determine that this section shall also apply to the employees of the Corporation who are not directors or officers of the Corporation or to any particular one or more or class of such employees, either generally or in respect of a particular occurrence or class of occurrences and either prospectively or retroactively. From time to time thereafter the board may also revoke, limit or vary the continued such application of this section.

5.4. LIMITATION OF LIABILITY: So long as he acts honestly and in good faith with a view to the best interests of the Corporation, no person referred to in section 5.03 (including, to the extent it is then applicable to them, any employees referred to therein) shall be liable for any damage, loss, cost or liability sustained or incurred by the Corporation, except where so required by the Act.

5.5. INSURANCE: Subject to the Act, the Corporation may purchase liability insurance for the benefit of any person referred to in section 5.03.

                                   ARTICLE SIX

                                 MISCELLANEOUS

6.1. EXECUTION OF DOCUMENTS: Any contracts or documents to be executed by the Corporation may be signed by any two of the Chairman of the Board, the Vice-Chairman of the Board, the President, a Vice-President, the Secretary, the Treasurer or the Controller or by any one of the foregoing persons and a director, an Assistant Secretary, an Assistant Treasurer or an Assistant Controller. In addition, the board may from time to time indicate who may or shall sign any particular contract or document or class of contracts or documents. Any officer of the Corporation may affix the corporate seal to any contract or document and may certify a copy of any resolution or of any by-law or contract or document of the Corporation to be a true copy thereof. Subject to the Act, and if authorized by the board, the corporate seal of the Corporation and the signature of any signing officer may be mechanically or electronically reproduced upon any contracts or documents of the Corporation. Any such facsimile signature shall bind the Corporation notwithstanding that any signing officer whose signature is so reproduced may have ceased to hold office at the date of delivery or issue of such contracts or documents.

6.2. SHARE CERTIFICATES: Every shareholder is entitled at his option to a share certificate that complies with the Act and states the number, class and series designation, if any, of


                                       9.
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shares held by him as appears on the records of the Corporation. However, the
Corporation is not bound to issue more than one share certificate or acknowledgement in respect of shares held jointly by several persons, and delivery of such certificate or acknowledgement to one of such persons is sufficient delivery to all of them. Share certificates and acknowledgements shall be in such forms as the board shall approve from time to time and, unless otherwise ordered by the board, shall be signed in accordance with section 6.01 and need not be under corporate seal. However, certificates representing shares in respect of which a transfer agent has been appointed shall be signed manually by or on behalf of such transfer agent and other share certificates and acknowledgements shall be signed manually by at least one signing officer.

6.3. REPLACEMENT OF SHARE CERTIFICATES: The Secretary may prescribe either generally or in a particular case reasonable conditions, in addition to those provided in the Act, upon which a new share certificate may be issued in place of any share certificate which is claimed to have been lost, destroyed or wrongfully taken, or which has become defaced.

6.4. REGISTRATION OF TRANSFER: No transfer of shares need be recorded in the register of transfers except upon surrender of the certificate representing such shares endorsed by the appropriate person under the Act, together with reasonable assurance that the endorsement is genuine and effective, and upon compliance with all other conditions set out in the Act.

6.5. DIVIDENDS: Subject to the Act and the articles the board may from time to time declare dividends payable to the shareholders according to their respective rights and interests in the Corporation. A dividend payable to any shareholder in money may be paid by cheque payable to the order of the shareholder and shall be mailed to the shareholder by prepaid mail addressed to him at his recorded address unless he directs otherwise. In the case of joint holders the cheque shall be made payable to the order of all of them, unless such joint holders direct otherwise in writing. The mailing of a cheque as aforesaid, unless it is not paid on due presentation, shall discharge the Corporation's liability for the dividend to the extent of the amount of the cheque plus the amount of any tax thereon which the Corporation has properly withheld. If any dividend cheque sent is not received by the payee, the Corporation shall issue to such person a replacement cheque for a like amount on such reasonable terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the Secretary may require.

6.6. DEALINGS WITH REGISTERED SHAREHOLDER: Subject to the Act, the Corporation may treat the registered owner of a share as the person exclusively entitled to vote, to receive notices, to receive any dividend or other payment in respect of the share and otherwise to exercise all the rights and powers of a holder of the share. The Corporation may, however, treat as the registered shareholder any executor, administrator, heir, legal representative, guardian, committee, trustee, curator, tutor, liquidator or trustee in bankruptcy who furnishes appropriate evidence to the Corporation establishing his authority to exercise the rights relating to a share of the Corporation.

6.7. NOTICES TO SHAREHOLDERS. DIRECTORS: Any notice or document required or permitted to be sent by the Corporation to a shareholder or director may be mailed by prepaid


                                      10.

Canadian mail in a sealed envelope addressed to, or may be delivered personally to, such person at his recorded address, or may be sent by any other means permitted under the Act. If so mailed, the notice or document shall be deemed to have been received by the addressee on the fifth clear day after mailing. If notices or documents so mailed to a shareholder are returned on three consecutive occasions because he cannot be found, the Corporation need not send any further notices or documents to such shareholder until he informs the Corporation in writing of his new address.

6.8. NOTICES TO OTHERS: Any notice or document required or permitted to be sent by the Corporation to any other person may be (i) delivered personally to such person, (ii) addressed to such person and delivered to his recorded address, (iii) mailed by prepaid Canadian mail in a sealed envelope addressed to such person at his recorded address or (iv) addressed to such person and sent to his recorded address by telegram, telex or any other means of legible communication then in business use in Canada. A notice or document so mailed or sent shall be deemed to have been received by the addressee when deposited in a post office or public letter box (if mailed) or when transmitted by the Corporation on its equipment or delivered to the appropriate communication agency or its representative for dispatch, as the case may be (if sent by telegram, telex or other means of legible communication).

6.9. CHANGES IN RECORDED ADDRESS: The Secretary may change the recorded address of any person in accordance with any information the Secretary believes to be reliable.

6.10. COMPUTATION OF DAYS: In computing any period of days or clear days under the by-laws or the Act, the period shall be deemed to commence on the day following the event that begins the period and shall be deemed to end at midnight on the last day of the period except that if the last day of the period falls on a holiday, the period shall end at midnight of the day next following that is not a holiday.

6.11. OMISSIONS AND ERRORS: The accidental omission to give any notice to any person, or the non-receipt of any notice by any person or any immaterial error in any notice shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

6.12. WAIVER OF NOTICE: Any person entitled to attend a meeting of shareholders or directors or a committee thereof may in any manner and at any time waive notice thereof, and attendance of any shareholder or his proxyholder or authorized representative or of any other person at any meeting is a waiver of notice thereof by such shareholder or other person except where the attendance is for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called. In addition, where any notice or document is required to be given under the articles or by-laws or the Act, the notice may be waived or the time for sending the notice or document may be waived or abridged at any time with the consent in writing of the person entitled thereto. Any meeting may be held without notice or on shorter notice than that provided for in the by-laws if all persons not receiving the notice to which they are entitled waive notice of or accept short notice of the holding of such meeting.


                                      11.
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                                 AMENDMENT NO. 1
                                       TO
                                  BY-LAW NO. 1
                                       OF
                            KINROSS GOLD CORPORATION




        This amendment alters or changes Section 3.04 of the original By-law No. 1, and Section 3.04 is hereby amended so as to read as follows:

        3.04 ELECTION AND TERM: The board of directors shall be divided, with respect to the time for which they severally hold office, into three classes, as nearly equal in number as is reasonably possible, with the term of office of the first class to expire at the 2001 annual meeting of shareholders, the term of office of the second class to expire at the 2000 annual meeting of shareholders and the term of office of the third class to expire at the 1999 annual meeting of shareholders. At each annual meeting of shareholders commencing with the 1999 annual meeting, directors elected to succeed those directors whose terms then expire shall be elected for a term of office to expire at the third succeeding annual meeting of shareholders after their election. Each director shall hold office until his or her successor shall have been duly elected and qualified. Any new director elected to fill a vacancy on the board of directors shall serve for the remainder of the full term of the class in which the vacancy existed, rather than until the next following annual meeting of shareholders.

Adopted by the shareholders of the Corporation on May 28, 1998.

                                 AMENDMENT NO. 2
                                       TO
                                  BY LAW NO. 1
                                       OF
                            KINROSS GOLD CORPORATION




        This amendment alters or changes Section 3.04 of By-Law No. 1 as amended on May 28, 1998, and Section 3.04 is hereby amended so as to read as follows:

        3.04 Election and Term: Directors shall be elected to hold office for a term or terms respectively expiring at the close of the next annual meeting of shareholders following their election or when their successors are duly elected or appointed.

 Adopted by the shareholders of the Corporation on May 1, 2000.